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EMAIL:  AFREEDMAN@OLSHANLAW.COM
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May 17, 2016

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation
DFAN14A filed on May 16, 2016
Filed by Harvest Capital Strategies LLC et al.
File No. 1-34819

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 17, 2016 (the “Staff Letter”), with regard to the above-referenced DFAN14A filed by Harvest Capital Strategies LLC (“Harvest”) on May 16, 2016 with respect to Green Dot Corporation. We have reviewed the Staff Letter with our client, and provide the following response on Harvest’s behalf.  For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the DFAN14A.

1.
As you know, the Glass Lewis report recommends that shareholders use Harvest’s green proxy card but that they vote for only one of Harvest’s nominees (Mr. Gresham). Glass Lewis recommends that shareholders withhold authority to vote for your other two nominees, Messrs. Fanlo and Livingston. Your press release states: “GLASS LEWIS AFFIRMS THE NEED FOR CHANGE ON THE GREEN DOT BOARD IN RECOMMENDING SHAREHOLDERS VOTE THE GREEN PROXY CARD.” This disclosure should be clarified and balanced by noting that Glass Lewis recommends that shareholders withhold authority to vote for your two nominees other than Mr. Gresham.

Harvest acknowledges the Staff’s comment and hereby confirms that it has clarified that Glass Lewis recommended that shareholders withhold authority to vote for two of Harvest’s nominees other than Mr. Gresham. Harvest respectfully refers the Staff to the following paragraph that appears at the beginning of Harvest’s DFAN14A filed with the Commission on May 17, 2016:

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May 17, 2016

“On May 11, 2016, Institutional Shareholder Services Inc., a leading independent proxy voting advisory firm, recommended that Green Dot shareholders vote on Harvest’s GREEN proxy card to elect all three of Harvest’s director nominees, Saturnino Fanlo, George W. Gresham, and Philip B. Livingston, to the Green Dot Board of Directors (the “Board”) at the upcoming 2016 Annual Meeting of Shareholders (the “Annual Meeting”). On May 13, 2016, Glass Lewis & Co., LLC, a leading independent proxy voting advisory firm, recommended that shareholders vote the GREEN proxy card to elect George W. Gresham and to withhold votes on Saturnino Fanlo and Philip B. Livingston at the Company’s upcoming Annual Meeting.”

Harvest advises the Staff on a supplemental basis that it had already issued its May 17th press release disclosed in the DFAN14A before it received the Staff Letter, however, just prior to filing, Harvest revised the DFAN14A in order to address the above-referenced comment.  Harvest hereby confirms that should it continue to reference Glass Lewis’ recommendation in future solicitation materials, it will include similar language to clarify that Glass Lewis recommended that shareholders withhold authority to vote for two of Harvest’s nominees other than Mr. Gresham.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jeffrey Osher
Harvest Capital Strategies LLC